May 10, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:          Beneficial Mutual Bancorp, Inc.
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-141289

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, Beneficial Mutual Bancorp, Inc. (the “Company”) hereby requests that said Registration Statement on Form S-1 be declared effective on May 14, 2007, at 10:00 a.m., or as soon thereafter as possible.

Furthermore, the Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
May 10, 2007

If you have any questions regarding this request, please telephone Lori M. Beresford of Muldoon Murphy & Aguggia LLP at 202.686.4915.

Very truly yours,

BENEFICIAL MUTUAL BANCORP, INC.

/s/ Gerard P. Cuddy

Gerard P. Cuddy
President and Chief Executive Officer

cc: Kathryn McHale, U.S. Securities and Exchange Commission